Exhibit (a)(5)(D)

An Investor Letter relating to your AB Private Credit Investors Corporation (the “Fund”) investment detailing your ability to participate in a Tender Offer, due to an increase in leverage in the Fund, through which you may tender a portion of your shares well as changes to the Confidential Private Placement Memorandum is now available online.

The Tender Offer window will expire at 5:00 p.m., New York City time, on December 26, 2018. The full Offer to Purchase contained in the Tender Offer is available through the link above. If you would like to receive the tender materials any other way than through the link above, please contact your Bernstein Advisor.

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AB Private Credit Investors LLC 1345 Avenue of the Americas New York, New York 10105 www.AllianceBernstein.com

November 27, 2018

Re:	AB Private Credit Investors Corporation

Amendments to the Memorandum1

Dear Investor:

In our capacity as Adviser of AB Private Credit Investors Corporation (the “Fund”), we would like to inform you of certain amendments made to the Fund’s memorandum dated August 8, 2017, now fully restated as of November 27, 2018 (the “Memorandum”), as well as a tender offer for Investors who wish to exit the Fund.

The primary Memorandum update reflects Board and investor approval of the reduction of the required minimum asset coverage ratio from 200% to 150% under the Small Business Credit Availability Act. This allows for a higher leverage limit which the Fund will thoughtfully deploy over time. For those investors who no longer wish to remain invested in the Fund as of a result of this increase, we are offering a tender to allow shareholders as of today’s date to exit the Fund.

Investors who wish to exit the Fund will be able to redeem up to 25% of their shares over four consecutive quarters beginning with the initial tender, which is available now. For those investors who wish to redeem 25% of their shares in this initial tender, we will cancel your full commitment based on the expectation that you will be fully redeeming from the Fund. If you do not fully redeem, your commitment will be reinstated. For additional information on the tender program, please reference the Offer to Purchase and related tender offer materials, all of which are available to you now under Legal Documents on Bernstein.com. If you would like to tender your shares, please contact your AB Advisor. The Notice of Intent to Tender (the “Notice of Intent”) must be received no later than 5:00 PM ET on December 26, 2018, the closing of the tender window.

Other updates to the Memorandum generally include:

(i)	The new exemptive relief application granted to the Fund that now includes affiliated managed accounts. This allows the Fund to participate in more deals and at potentially larger investment sizes;

(ii)	Fund counsel change to Dechert LLP;

(iii)	General updates to conform the PPM to the Fund’s recent 10-K and 10-Q filings; and

(iv)	General legal, operational, valuation, regulatory and tax updates.

The Memorandum’s changed pages are disclosed in the red-lined excerpt attached as Appendix 1. The full document will also be available in your account on Bernstein.com.

If you have any questions regarding these updates or the tender program, or if you would like to make an additional Capital Commitment to the Fund, please contact your AB Advisor.

Sincerely,

AB Private Credit Investors LLC, Adviser

1	Unless otherwise defined herein, words with a capital letter shall have the meaning assigned to them in the Memorandum of the Fund.